NORTH AMERICAN NICKEL INC.

(formerly Widescope Resources Inc.)

Management Discussion and Analysis
For the Nine Months Ended September 30, 2012

Preliminary Information

This Management’s Discussion and Analysis (“MD&A”) contains information up to and including November 28, 2012.

The following MD&A of North American Nickel Inc. (the “Company”) should be read in conjunction with the audited financial statements for the year ended December 31, 2011 and the related notes contained therein. It should be noted that the audited financial statements for the year ended December 31, 2011 were prepared in accordance with International Financial Reporting Standards (“IFRS”).

All financial information in this MD&A related to 2012 have been prepared in accordance with International financial reporting standards (“IFRS”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements. For more information, please refer to the Risk and Uncertainties section of this MD&A.

Description of Business

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing, developing or disposing of the properties, when the evaluation is complete. The Company is currently focusing its resources in conducting exploration programs on its Sudbury, Ontario nickel properties being Post Creek, Halcyon, WIC Project and in Greenland on the Maniitsoq Property. As well the Company is conducting exploration programs on its Manitoba nickel properties being Thompson North and Cedar Lake.

Company History

North American Nickel Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc effective September 23, 1993. The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010 the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

In April 2010 the Company initiated a series of actions to realign its focus into the field of nickel exploration in the prolific nickel belts around Sudbury, Ontario and Thompson, Manitoba. These actions were reported in a news release dated April 6, 2010. Additionally, in April 2010 the Company’s shareholders elected 4 new directors, to replace three retiring directors. The directors of the Company have appointed new senior management to oversee the daily operations of the Company.

On May 3, 2011 the Company’s listing application was conditionally accepted by the TSX-V Venture Exchange. On May 30, 2011 the common shares of the Company began trading under the symbol “NAN”.

Trend Analysis
The business of the Company entails significant risks. Any analysis of the trend of the Company’s activities would reveal this and there is nothing to suggest that these trends will change.

The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds. As of September 30, 2012 the Company had working capital of $1,353,777 (December 31, 2011 $1,211,510) and a deficit of $16,401,894 (December 31, 2011 $15,342,641). The Company will require additional funding to meet its obligations and the costs of its operations.

When managing capital, the Company’s objectives is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if it has adequate financial resources are available to do so. The Company has not yet determined whether these properties contain ore reserves that are economically recoverable.

Resource Properties

All technical information in this document has been reviewed by Dr. Mark Fedikow, PGeo, the qualified person for the Company under National Instrument 43-101.

Sudbury, Ontario nickel properties:

Post Creek Property

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $7,500. On April 5, 2010 the Company entered into an option agreement to acquire rights to Post Creek Property. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Cash	Issuance of shares		Requirements
On or before April 5, 2010	$12,500	400,000	paid & issued
On or before April 5, 2011	$30,000	300,000	paid & issued	$15,000	Exploration requirements to April 5, 2011 $624,715
					Exploration requirements to April 5, 2012	On or before April 5, 2012	$50,000	300,000	paid & issued	$15,000	$830,127
On or before April 5, 2013	$50,000	—		$15,000

The property is located 35 km east of Sudbury in Norman and Parkin townships and consists of 35 contiguous unpatented mining claims and one isolated claim covering an area of 688 hectares. It is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The property lies along the extension of the Whistle Offset Dyke Structure which is a major geological control for Ni-Cu-PGM mineralization. This structure hosted the former INCO Whistle Offset copper-nickel-PGM Mine as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. FNX forecast the production of 372,049 tons of ore at Podolsky yielding 1.8 million pounds of payable nickel, 28.5 million pounds of payable copper and 27,300 ounces of payable platinum, palladium and gold for 2009. Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion geochemical surveys. A reconnaissance rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2.24 g/t Pt and 1.05 g/t Pd. Significant potential for nickel-copper-PGM is demonstrated on the Post Creek property.

A NI 43-101 compliant Technical Report was completed with Dr. Walter Peredery, formerly of INCO, as the author.

During the period ended September 30, 2012, the Company incurred $41,254 (December 31, 2011 - $764,311) in exploration costs on the Post Creek Property.

Performance Summary:

The exploration program to evaluate the mineral potential of the Whistle Offset Dyke Structure was initiated. This project included outcrop stripping, washing and detailed mapping. There were also a number of reconnaissance programs initiated concurrently to evaluate the Post Creek property for shallowly-buried mineralization. The geophysical approach was based on the use of a beep mat and selected traverses across the property were undertaken. A number of elevated EM responses were obtained and a number of these areas were stripped of overburden using an excavator and washed using a Wajax pump. Exposed mineralization was chip sampled and sent to SGS Mineral Services for a multi-element analysis including assay for nickel, copper, cobalt, gold, platinum and palladium. Selected soil geochemical surveys were undertaken over historic IP chargeability anomalies. Samples were submitted to SGS Mineral Services for analysis using the Mobile Metal Ion Technology.

Extensive outcrop stripping with a mechanical excavator aided by power washing of outcrops was completed. Outcrop sampling, where warranted, was continued and assistance from experienced Sudbury geological consultants was retained for short periods to demonstrate the subtleties of mapping offset dyke structures. Ground VLF-EM and magnetic surveys were initiated.

Airborne VTEM geophysical survey results and ground IP and magnetic surveys undertaken by previous operators were obtained from the geophysical contractors in digital formats and integrated with geological and geochemical databases.

New geophysical data was acquired from Abitibi Geophysics from a newly cut grid on the Post Creek property. Electromagnetic and magnetic anomalies were detected and a seven hole diamond drill program consisting of 1532.5 metres. The exploration included down-hole pulsing to detect potential anomalies for future drill-testing.

A seven hole diamond drill program was planned and implemented with Chenier drilling of Capreol, Ontario contracted to carry out a 1532.5 metre program.

The offset dyke or CJ Zone was expanded subsequent to previous ground geophysical surveys and prospecting by Cecil Johnson. Geophysical anomalies detected by the Abitibi Infinitem geophysical survey were drill tested and indicated the geophysical responses were attributable to heavily disseminated to near-solid pyrrhotite, pyrite and minor chalcopyrite. These mineralized zones were hosted within large blocks of mafic volcanic rocks present within the offset dyke and with oxide and lean iron formation. Drill core was sampled and submitted for assay to AGAT Laboratories. Results indicate generally low base and precious metal values in this mineralization. The mineralization is interpreted to be of Archean age occurring as veins/layers and disseminations within Archean rocks.

Analytical data, geological maps and historic geophysical information were compiled by Dr. Walter Peredery to form the basis for a 43-101 technical report which was submitted to the TSX Exchange on May 18, 2011 as part of listing requirements for North American Nickel. The report was accepted by the Exchange on May 27, 2011.

Detailed prospecting by Mr. Cecil Johnson on behalf of the Company on the Post Creek property has resulted in the discovery of a previously unrecognized mineralized Offset dyke. The Offset dykes are recognized in the Sudbury mining camp as hosts to significant ore deposits and as such this discovery is considered extremely important. Follow-up outcrop stripping using a mechanical excavator accompanied by power washing to prepare the outcrop area for mapping and sampling has been initiated. The offset dyke has been named “the Cecil Johnson Offset Dyke” or “CJ#1” after Mr. Johnson, the discoverer.

A review of all characteristics of the CJ target zone and the results of diamond drilling indicate the CJ Zone is more accurately described as a breccias belt rather than a sharp-walled offset dyke. The breccias belt is along strike from the Podolsky nickel-copper-platinum group metal mine and as such the CJ Zone is still considered as a high-priority exploration target. The mineral potential of this re-interpreted offset dyke has been elevated owing to observations made by North American Nickel geologists aided by Andy Bite, a well-known and highly respected Sudbury geologist. The breccia belt is now interpreted as an embayment structure and will be explored accordingly.

During the nine months ended September 30, 2012:

A diamond drilling assessment report was written and submitted to the Sudbury District Mining Recorders office. The report has been accepted by the Mining recorder in Sudbury.

A petrographic report on drill core samples from 2011 program was completed. The thin sections cut from the drill core confirm that the bottom of this new embayment has not been intersected by drilling, and consequently, the most prospective section of the observed embayment has not been reached. The petrographic work confirmed the size and extent of the mapped embayment, which is still open to the east and south, and possibly to the north as well.

Subsequent Events

A trench mapping assessment report is in production for trenches established on the property.

Activities contemplated in the future

Exploration data will be compiled into a marketing style document for review by the Company’s technical advisory committee. The document will be sent to a small number of exploration companies for review with the aim of attracting a joint venture partner to continue exploration on the CJ Embayment structure.

A basic program of prospecting and geological mapping is planned for the 2013 summer field season.

Halcyon Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Cash	Issuance of shares		Requirements
On or before April 5, 2010	$15,000	300,000	paid & issued
On or before April 5, 2011	$25,000	200,000	paid & issued	$22,000	Exploration requirements to April 5, 2011 $40,299
On or before April 5, 2012	$35,000	200,000	paid & issued	$22,000	Exploration requirements to April 5, 2012 $53,985
On or before April 5, 2013	$35,000	—		$22,000

The property is located 35 Km NNE of Sudbury in the SE corner of Parkin Twp, and consists of 46 unpatented mining claims. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and contains the extension of the metallogenetically significant Whistle Offset Structure now interpreted to represent an embayment. It is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

During the period September 30, 2012, the Company incurred $13,701 (December 31, 2011 — $53,988) in exploration costs on the Halcyon Property.

Performance Summary:

Data compilation was initiated with the aim of delineating potential areas for follow-up exploration. Based on newly acquired information from the Post Creek property the adjacent Halcyon property will be the target of geological prospecting and geophysical activities.

A partial cut grid was established on the western edge of the Halcyon property to accommodate the Abitibi Geophysics EM survey covering the adjacent Post Creek property.

Prospecting and a small amount of outcrop stripping were completed in preparation for a drill program. A single drill hole was put down on the southeast corner of the property with the purpose of providing geological information and to provide a platform for bore hole pulse EM (“BHPEM”). No anomalies were detected with the BHPEM although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths.

During the nine months ended September 30, 2012:

The compilation report for historic exploration conducted on the property is ongoing.

Subsequent Events

No work has been performed subsequently.

Activities contemplated in the future

Exploration data will be compiled into a marketing style document for review by North American Nickel’s technical advisory committee. The document will be sent to a small number of exploration companies for review with the aim of attracting a joint venture partner to continue exploration on the CJ Embayment structure (or geological feature) The Halcyon Property hosts the continuation of the CJ Structure from the Post Creek Property.

A basic program of prospecting and geological mapping is planned for the 2013 summer field season.

Wanapitei Intrusive Complex (“WIC”) Project

On April 17, 2012, the Company entered into a property option agreement to earn a 100% interest in a nickel-copper-platinum group element property in the Sudbury area. The Wahnapitae Intrusive Complex property (“WIC Property”) comprises 10 unpatented claims that cover an area measuring 3 km by 2km of the contral portion of the Complex. The Company must make cash payments in the aggregate amount of $120,000 and issue an aggregate of 225,000 common shares to the optionors over the three year term of the Option Agreement. The Company must also fund minimum exploration expenses on the WIC property of $63,000 over the term of the Option Agreement. Upon exercise of the option, the optionors will retain a 2% net smelter royalty (“NSR”) in the WIC Property and the Company will be required to make advance NSR payments of $8,000 per annum, commencing in August 2015. The Company has the right to buy back 50% of the NSR for $1,000,000 at any time prior to the commencement of commercial production on the WIC Property. In order to acquire 100% working interests in the property the Company agreed to the following consideration:

Date	Cash	Issuance of shares		Exploration Requirements
On or before April 30, 2012	$20,000	75,000	paid & issued	$—
On or before April 30, 2013	$25,000	75,000		$21,000
On or before April 30, 2014	$35,000	75,000		$21,000
On or before April 30, 2015	$40,000	—		$21,000

The WIC property is situated 13km southeast of Sudbury and 1 km south of Trans Canada Highway 17 at Wahnapitae. It is an elongate 5.6 km by 2.4 km layered mafic intrusion trending northeast-southwest that comprises nickel-copper-PGE mineralized gabbro-norite and a gabbro “Injection Breccia Zone”. The gabbro-norite segment includes massive and layered olivine-bearing norite, norite and gabbro whereas the Injection Breccia Zone consists of massive to fine-and coarse-grained gabbro. Geochemical and mineralogical studies at Laurentian University (Sudbury, Ontario) indicate the norite and gabbro have been intruded into continental settings near a plate margin with evidence to suggest up to 40% contamination of the parent magma with continental curst material. Depletion of nickel and copper in the gabbro-norite indicates some fractionation of these metals has occurred.

The WIC Property has received only sporadic exploration and no systematic programs using modern techniques and technologies have been applied to the property. Historic work along the southern edge of the WIC Property has documented the presence of extensive zones of gossanous outcrop. Public records show that other sampling of mineralization within the project area show enrichment in Ni-Cu-Co-PGMs. Early ground geophysical surveys outlined multiple electromagnetic conductors at the southern edge of the Complex that were never drill tested and large north-south magnetic anomalies have been delineated at the eastern edge of the Complex.

Performance Summary:

North American Nickel geologist visited numerous sulfide occurrences within the Southeastern Gabbro Norite zone to investigate the style of mineralization and collect samples for geochemistry (October 13th 2011). Future exploration was warranted focusing on the three separate Gabbro Norite zones to expand known mineralization and collect samples to determine the distribution of the Ni, Cu, and PGE within the intrusion. Of particular interest is the distribution of PGE grades within the sulfide mineralization, which is currently restricted to the Central Gabbro Norite zones.

During the nine months ended September 30, 2012:

The compilation of historic exploration data was completed. A two-man prospecting team collected 31 rock samples for analysis of PGE, gold, nickel and copper mineralization.

An assessment report has been completed for this work and submitted to Sudbury District Mining Recorders office.

Based on the compilation for the Wanapitei Intrusive Complex, the next stage in the project was the design and implementation of an airborne EM/MAG survey. This survey was flown in late August 2012 and was designed to identify near solid to solid sulphide mineralization to a depth of 250 metres below surface.

Subsequent Events

A grid-based rock geochemical survey was initiated to assess the WIC for base and precious metals. Based on the analytical results follow-up will be initiated if warranted.

Activities contemplated in the future

Once complete, the resulting airborne geophysical data will be interpreted and integrated with all geological, geophysical and geochemical data including the results of the prospecting program for purposes of focusing a diamond drill program. An assessment report will be constructed and submitted to the Mining recorder’s office in Sudbury.

An assessment report based on the results of the rock geochemistry program will be constructed and submitted to the Mining recorder’s office in Sudbury.

Manitoba nickel properties:

On July 23, 2010 the Company issued 6,000,000 shares at a price of $0.06 per share to a company with common directors in accordance with the Purchase and Sale Agreement entered into on April 5, 2010 to acquire ownership of the South Bay, Thompson North and Cedar Lake properties in Manitoba, subject to a 2% NSR reserved by the vendor, in exchange for a $1,000 cash payment (paid) and 6,000,000 post-consolidation common shares valued at $0.06 per share (issued).

South Bay Project

Performance Summary:

Exploration was spurred at the South Bay property by the September, 2003 discovery of a zone of high-grade nickel mineralization. The nickel-copper-cobalt platinum group element (“PGE”) zone was found in one wall of a new road cut 60 km east of the town of Leaf Rapids, Manitoba. The average grade of eleven samples of near-solid sulphide collected from boulder-sized blast rubble in the road cut exposure is 2.42 % Ni, 0.78 % Cu, 697 ppm Co and 1.32 g/t PGE. The mineralization is sedimentary-rock-hosted and exhibits similar metal characteristics to ores associated with magma-derived nickel deposits that are mined at Thompson and worldwide. Airborne geophysical surveys (VTEM) have been flown over the property and preliminary soil geochemical surveys have been undertaken.

During the nine months ended September 30, 2012:

The property was down-sized based on the results of geophysical surveys, diamond drilling results and assays.

During the period ending September 30, 2012, the Company incurred $3,000 (December 31, 2011 - $8,687) in deferred exploration costs on the South Bay Property. The Company has written off the exploration costs of $134,543 as a result of no further exploration programs being planned.

A compilation report has been completed for the property.

Subsequent Events

There have been no subsequent events.

Activities contemplated in the future

There will be no further work done on the South Bay project.

Thompson North

Performance Summary:

The property overlies the world class Thompson Nickel Belt (“TNB”) where Vale Inco continues to mine nickel-copper-cobalt and platinum group element mineralization hosted within sedimentary and mafic intrusive rocks. Based on research by the Manitoba Geological Survey the northeastern extension of the TNB has been traced through the Thompson North property making the area highly attractive for repetitions of TNB mineralization. Airborne geophysics (VTEM) has been flown over the property and numerous anomalous magnetic and electromagnetic features identified. Follow-up exploration will be based upon ranking and modeling of geophysics and soil geochemical surveys.

A compilation of historic exploration information was contracted to Revelation Geoscience Ltd. A report was completed and will be the basis for future exploration planning. Upon the review of this report, North American Nickel acquired mineral exploration licences to cover the most favourable targets from the report. A total of eight MEL’s were acquired, totaling over 58,000 hectares and covering 16 targets from the Revelation report.

During the nine months ended September 30, 2012:

There have been no current activities on the property.

During the period ending September 30, 2012, the Company incurred $33,296 (December 31, 2011- $115,259) in deferred exploration costs on the Thompson North Property.

Subsequent Events

VTEM anomalies recommended for follow-up by Revelation Geoscience in their report were assessed by the company’s geophysical consultants with the aim of modeling the geophysical data and producing Maxwell plates. Results of the assessment the Company indicated that numerous anomalies require additional follow-up work.

Activities contemplated in the future

Targets are being prioritized and selected for possible follow-up diamond drilling in the spring of 2013.

Cedar Lake

Performace Summary:

The property occupies the southern portion of the Thompson Nickel Belt where previous exploration based on the drill-testing of geophysical anomalies has identified key stratigraphic components that host producing nickel-copper-cobalt and platinum group elements at the Thompson and Pipe Mines of Vale Inco. Nickel mineralization has been intersected in drilling on adjacent Mineral Exploration Licenses. The prospective rock units are overlain by younger carbonate rocks and conceal the TNB in this area. The Company has undertaken airborne geophysical surveys (VTEM) and delineated numerous conductive and magnetic anomalies. These anomalies will be prioritized and drill tested subsequent to soil geochemical surveys.

During the nine months ended September 30, 2012:

There have been no current activities on the property.

A compilation of historic exploration has been completed and will be the basis for future exploration planning.

During the period ended September 30, 2012, the Company incurred $Nil (December 31, 2011- $2,000) in deferred exploration costs on the Cedar Lake Property.

Subsequent Events

No work was performed on this property subsequently.

Activities contemplated in the future

There are no activities planned in the future at Cedar Lake.

Maniitsoq, Greenland:

Effective August 15, 2011, the Company was granted an exploration license by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of DKK 31,400 (CDN $5,174) upon granting of the license. The license is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year.

The Company is obligated to incur minimum exploration costs of DKK 7,213,460 (approximately CDN $1,281,110) (incurred) in the first year. Subsequent to December 31, 2011, the BMP confirmed that the Company had completed the first year exploration requirement, which was based on the exploration expenditures incurred by the Company with a general allowance increase of 50%. The Company’s expenditures exceeded the minimum requirement and the Company was granted a credit of DKK 1,275,997 (approximately CDN $226,593) for surplus exploration expenditures, which may be carried forward up to December 31, 2014 as a reduction of future exploration expenditure requirements.

The Company’s minimum exploration costs for the second year are DKK 7,361,890 (approximately CDN $1,307,330). The minimum exploration costs to December 31, 2015 have not yet been determined but are based on an annual approximation of DKK 24,405,000 (approximately CDN $4,333,870) which is adjusted each year on the basis of the change to the Danish Consumer Price Index. Furthermore, the Company is obligated to reduce the license area by a minimum of 30% of the original area covered by the exploration license by December 31, 2013.

After December 31, 2015, the Company may apply for an additional 5 years. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum exploration costs for such years.

The Company may terminate the license at any time; however any unfulfilled obligations according to the license will remain in force, regardless of the termination.

In conjunction with the granting of the Maniitsoq Mineral Exploration Licence, the Company has entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years. The warrants are exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Licences or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants have been recorded at a fair value of $1,813,263 using the Black-Scholes option-pricing model. Granting to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

The Maniitsoq project consists of two mineral exploration licences (2011/54 and 2012/28) covering a total of 4,983 square kilometers along the southwest coast of Greenland east and south of the village of Maniitsoq. Ports in this part of Greenland are open year-round. The project area contains numerous nickel + copper sulphide showings associated with norite and other mafic-ultramafic intrusions of Archean age. Given its vast size and abundance of nickel occurrences, the Maniitsoq area has seen remarkably little nickel-related exploration activity. The only drilling for nickel was done between 1965 and 1972 by a company called Kyrolitselskabet •resund A/S (KØ). KØ drilled 119 shallow holes totalling about 6,300 meters that tested exposed sulphide mineralization and shallow electromagnetic (EM) anomalies directly associated with outcropping mafic-ultramafic intrusions. All but a few were drilled with portable Winkie drills and the average hole length was just 54 meters. Nevertheless numerous significant historic intersections were made, including 9.85 meters averaging 2.67% Ni and 0.60% Cu at Imiak Hill and 12.89 meters averaging 2.24% Ni and 0.63% Cu at the Fossilik showing.

Performance Summary:

In August 2011, known showings and targets, identified from a compilation of historical data, were examined by a team of two to three geologists plus a field assistant. A total of 54 representative rock samples were collected and submitted to Activation Laboratories for analysis. Drill cores from several Kyrolitselskabet Oresund A/S drill holes were examined at a government core facility in Kangerlussuaq, Greenland. No new occurrences were discovered, however; rock samples from previously known occurrences assayed up to 3.35% Ni and confirmed previous sampling results by Kyrolitselskabet Øresund A/S (1965-71, Cominco Ltd. (1995-96) and Falconbridge Greenland A/S (1993-2000).

Based on historical data and observations made during the field program, two areas, covering a total of 375 square kilometres, were selected for helicopter geophysical (electromagnetic and magnetic) surveying. SkyTEM ApS of Beder, Denmark was contracted to do the surveying, which commenced on September 17, 2011 and was completed on October 5, 2011. A total of 2,217 line-kilometers were flown. The quality of the data was monitored on a daily basis during the course of the survey by Condor Consulting of Lakewood, Colorado. A levelled, digital database was received from SkyTEM on November 17, 2011 and a complete logistical and processing report was received on December 6, 2011. Condor Consulting picked electromagnetic anomalies from the dataset. A total of 25 conductive zones, some corresponding to known nickel sulphide mineralization, were identified.

On December 27, 2011 the Company applied for a mineral exploration licence covering approximately 142 square kilometers contiguous with its original licence (2011/54).

During the nine months ended September 30, 2012:

In January and February 2012, Condor Consulting modeled 18 of the 25 conductive zones identified by the 2011 SkyTEM survey in three dimensions using Electromagnetic Imaging Technology’s Maxwell software package. Three of the eighteen modelled targets were selected for priority follow-up during the 2012 field season ahead of the first drill program on the property by the Company.
In March 2012, the Company submitted its 2011 annual work report and statement to the Greenland Bureau of Minerals and Petroleum (BMP). The expenditures were approved on March 30, 2012. On April 3, 2012 the BMP approved the Company’s December 27, 2011 application for a second mineral exploration licence, contiguous with the first. The new licence was assigned the number 2012/28 by BMP.

On June 28, 2012, the Geological Survey of Denmark and Greenland announced that the Maniitsoq Structure, which the Company’s mineral exploration licenses cover a large portion of, is “The remains of a gigantic, 3 billion year old meteorite impact...” The paper concluded that the nickel-bearing Greenland Norite Belt, the focus of exploration for the Company, is directly related to this major geological event which is now recognized as being the oldest, and possibly the largest, such meteorite impact event on Earth.

From June 7, 2012 to July 18, 2012 a helicopter electromagnetic survey, totaling 3,532 line-kilometers, was flown over portions of mineral exploration licences 2011/54 and 2012/28. The survey was performed by Geotech Ltd. of Aurora, Ontario. The quality of the data was monitored on a daily basis during the course of the survey by Condor Consulting. A levelled, digital database was received from Geotech on July 31, 2012 and a complete logistical and processing report was received on August 29, 2012. A preliminary interpretation of the data was done between August 1-13, 2012.

A field camp was mobilized from Nuuk to the project area on August 13, 2012. Ground checking of geophysical anomalies identified from the SkyTEM and VTEM surveys commenced on August 15, 2012 and a total of 40 rock samples (including standards and blanks) were submitted for geochemical/assay analysis. A diamond drill was mobilized to the project on August 25, 2012 and nine holes totaling 1,551 meters were drilled to test selected electromagnetic anomalies identified from the SkyTEM and VTEM surveys. The drilling was performed by Cartwright Drilling Inc. of Goose Bay, Labrador and was done in four target areas: Imiak Hill, Spotty Hill, Fossilik and P-59. The core was logged at the field camp and a total of 636 sawn core samples (including standards and blanks) were submitted for geochemical/assay analysis. Seven of the holes were surveyed with a three-component, down-hole electromagnetic probe operated by Crone Geophysics and Exploration Ltd. of Mississauga, Ontario. Geochemical/assay samples were submitted to Activation Laboratories Ltd. for analysis. Drilling was completed on September 16, 2012 and the drill and camp were demobilized from the project site by September 23, 2012. Analytical results from drill core and surface samples are pending.

Subsequent Events

Analytical results for the first four diamond drill holes (MQ-12-001 to 004) were received from Activation Laboratories in November 2012. The results are described in detail in a company news release dated November 14, 2012. The four holes tested the Imiak Hill target, a historical nickel occurrence located on licence 2011/54. Two of the holes (MQ-12-001 and 002), both drilled on the same section, intersected significant sulphide mineralization. The mineralization in MQ-12-001 averaged 1.36% Ni, 0.52% Cu and 0.07% Co over 16.41 meters including 5.12 meters at 2.20% Ni, 0.55% Cu and 0.07% Co. The mineralization in MQ-12-002 averaged 0.55% Ni, 0.20% Cu and 0.02% Co over 66.08 meters and included 14.18 meters at 1.33% Ni, 0.38% Cu and 0.04% Co. Holes MQ-12-003 and 004 did not intersect any significant mineralization and down-hole electromagnetic surveys in the holes indicated that both passed beneath the plunge of the mineralization.

Activities contemplated in the future

Complete analytical results for diamond drill core and surface rock samples collected in August 2012 and September 2012 are expected before the end of the year. Thin and polished sections will be prepared from selected rock samples in order to determine their mineralogy and petrology.

Final interpretative reports on the 2012 program, including the VTEM survey, down-hole EM survey, diamond drilling and surface sampling from this first exploration and nine hole drill program will be completed in Q1 2013. This program focused on initial targets only and was centered on Imiak Hill. The results of these summary interpretations will be used to prioritize new areas of interest for ground work and drilling in 2013. There are over 65 conductive zones, now identified, that remain to be tested in the 75Km long Maniitsoq property.

Selected Financial Information

The Company’s condensed interim financial statements for the nine months ended September 30, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Condensed Financial Statements and should be read in conjunction with those statements.

		For the nine months ended
	September 30, 2012	September 30, 2011	September 30, 2010
Financial Results
Net loss	$1,059,253	$699,908	$382,254
Basic loss per share	0.02	0.02	0.00

As at:	September 30, 2012	December 31, 2011	December 31, 2010

Balance Sheet Data
Share capital	$22,453,694	$18,782,644	$15,310,333
Common shares issued	77,230,193	55,058,193	35,231,730
Weighted average shares outstanding	66,117,922	46,464,082	19,941,566
Total assets	$9,266,296	$6,109,703	$1,363,910
Net assets (liabilities)	8,994,187	5,943,608	$1,234,383
Exchange rates (Cdn$ to U.S.$) period average	1.0020	1.0110	0.9709

Results of Operations

Nine Months Ended September 30, 2012 compared with Nine Months Ended September 30, 2011

For the nine months ended September 30, 2012, the Company incurred a net loss of $1,059,253 compared to a net loss of $699,908 for the nine months ended September 30, 2011. The increase of $359,345 in net loss is a result of general operating costs increased by $131,658 which is mainly the result of an increase in investor relation costs of $129,037 to cover trade shows, IR consulting fees and advertising, a decrease in geological consulting fees of $17,866, an increase of $73,131 in share-based payments for the fair value calculated on the issuance of stock options, an increase in administration wages of $14,440 and a decrease of $44,098 in professional fees mainly legal fees, and a net decrease in general operations of $22,987 as a result of the daily activities taking place. There were property impairment costs of $145,345 which pertained to the costs associated with the Woods Creek, Bell Lake and South Bay properties which were impaired in the current period. There was a foreign exchange loss of $21,140 as a result of increased exploration in Greenland and the costs in the DKK currency. There was the FIT recovery amount of $12,540 which is generated by the flow through costs renunciation.

Selected Financial Data Quarterly

	Three months ended
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Net loss	$(538,690)	$(334,973)	$(185,591)	$(384,284)
Basic loss per share	0.01	0.01	0.00	0.00

	Three months ended
	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010

Net loss	$(374,561)	$(262,686)	$(62,660)	$(147,554)
Basic loss per share	(0.01)	(0.01)	0.00	0.00

Balance Sheet Data
As at:	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011

Share capital	$22,453,694	$22,422,944	$18,998,694	$18,782,644
Common shares issued	77,230,193	76,922,693	56,747,693	55,058,193
Weighted average shares outstanding	66,117,922	60,922,973	56,426,001	46,466,684
Total assets	$9,266,296	$9,331,948	$6,032,812	$6,109,703
Net assets (liabilities)	$8,994,187	$9,097,786	$5,985,952	$5,943,608
As at:	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010

Share capital	$18,671,750	$18,371,250	$15,367,333	$15,310,333
Common shares issued	55,058,193	51,853,193	36,181,730	35,231,730
Weighted average shares outstanding	43,571,377	38,918,162	35,242,286	19,941,566
Total assets	$8,022,816	$4,306,174	$1,409,625	$1,363,583
Net assets (liabilities)	$7,696,949	$4,212,427	$1,228,723	$1,234,383

Liquidity

As at September 30, 2012 the Company had accumulated losses totaling $16,401,894. The Company had working capital of $1,353,777 at September 30, 2012. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

Capital Management

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables and trade payables and accrued liabilities. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and trade payables, are designated as other financial liabilities and recorded at amortized cost. Marketable securities are available for sale with the unrealized gain or loss recorded in other comprehensive income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents are stated at fair value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables and trade payables approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

Financial Instrument Risk Factors

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to cash, short-term investments and amounts receivable. Cash and cash equivalents, and short-term investments are held with one reputable Canadian chartered bank which is closely monitored by management. Financial instruments included in amounts receivable consist primarily of HST/GST recoverable from the Canadian government. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents, short-term investments and amounts receivable is minimal.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2012, the Company held cash and a short-term investment totaling $1,513,374 (December 31, 2011 — $1,221,805).and had current liabilities of $270,268 (December 31, 2011 — $151,814). All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

i) Interest Rate Risk

The Company had cash balances and no interest bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks. As of September 30, 2012, the Company had non-interest bearing accounts with one Canadian chartered bank.

ii) Foreign Currency Risk

The Company is exposed to the financial risk related to fluctuations of foreign exchange rates. The Company operates in Canada and Greenland and a portion of exploration and evaluation assets are incurred in US dollars, Euros and Danish krones (“DKK”). The Company has not hedged its exposure to currency fluctuations, however foreign currency risk is considered low as the majority of transactions are settled and reported in Canadian dollars.

iii) Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Accounting Standards Not Yet Effective

IFRS 9 — Financial Instruments
This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment: however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2015.

IFRS 10 — Consolidated Financial Statements
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 — Joint Arrangements
IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 — Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 — Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosure.

Amendments to other standards
In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 9 to 13 and the amendments to other standards, is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not assessed the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

Additional Disclosure for Venture Issuers Without Significant Revenue
The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

The Company has no significant revenues.
The Company has limited funds.
There is no assurance that the Company can access additional capital.
There is no assurance that the Company will be successful in its quest to find a commercially viable quantity of mineral resources.
The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.
The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Table of Property Contractual Obligations

Post Creek
Date	Payment		Issuance of shares		Exploration Requirements

On or before April 5, 2010	$12,500		400,000	paid & issued
On or before April 5, 2011	$30,000		300,000	paid & issued	$15,000
On or before April 5, 2012	$50,000		300,000	paid & issued	$15,000
On or before April 5, 2013	$50,000		—		$15,000

	$142,500		1,000,000		$45,000

Halcyon
Date	Payment		Issuance of shares		Exploration Requirements

On or before April 5, 2010	$15,000		300,000	paid & issued
On or before April 5, 2011	$25,000		200,000	paid & issued	$22,000
On or before April 5, 2012	$35,000		200,000	paid & issued	$22,000
On or before April 5, 2013	$35,000		—		$22,000

	$110,000		700,000		$66,000

WIC Project
Date	Cash	Issuance of shares			Exploration Requirements

On or before April 30, 2012	$20,000	75,000	paid & issued		$-
On or before April 30, 2013	$25,000	75,000			$21,000
On or before April 30, 2014	$35,000	75,000			$21,000
On or before April 30, 2015	$40,000	-			$21,000

Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	September 30,	December 31,
	2012	2011
Directors and companies controlled by directors of the Company	$1,033	$27,222

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

Key management personnel compensation

	Period ended
	Sept 30,	Sept 30,
	2012	2011
Geological consulting fees — expensed	$23,800	$21,517
Geological consulting fees — capitalized	41,000	19,983
Management fees — expensed	81,000	81,000
Stock-based compensation	261,312	150,000
	$407,112	$272,500

Presentation Adjustments

The following presentation adjustment has been identified by management for the Consolidated Statement of Financial Position which is Non-controlling interests shall be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent.

Disclosure Controls and Procedures Over Financial Reporting

Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the accounting principles generally accepted in Canada. Based on a review of its internal controls at the end of the year covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed and reported in an accurate and timely manner. There have been no significant changes in the Company’s internal control over financial reporting during the period ended September 30, 2012.

Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls as of September 30, 2012 and have concluded these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

Subsequent Events

On November 7, 2012, the Company issued 50,000 common shares for the exercise of 50,000 warrants @ $0.10 for $5,000.

On November 22 & 27, 2012, the Company issued 270,000 common shares for the exercise of 150,000 warrants @ $0.10 for $27,000.

On November 24, 2012, the Company had 11,243,950 warrants at $0.35 expire unexercised. An amount of $36,592 will be transferred to deficit to reverse the fair value booked on 243,950 brokers warrants that are part of the expired warrants.

Share Capital Data

The following table sets forth the Company’s share capital data as at November 28, 2012

Common Shares	77,550,193
-issued & outstanding
Preferred Shares	604,724
-issued & outstanding
Options
-issued & outstanding	7,633,000
Warrants
-issued & outstanding	39,413,950

Further Information

Additional information about the Company is available at the Canadian disclosure website www.sedar.com